Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23                                   A Publicly-Held Company                                                       NIRE 35300010230

Announcement to the Market

Tier 2 Subordinated Financial Bills

Itaú Unibanco Holding S.A. (“Company”) announces to the market that it has issued Tier 2

Subordinated Financial Bills (“Financial Bills”), in the total amount of R$ 2.3 billion, in private negotiations with professional investors. These Financial Bills have nine- and ten-year maturity periods with a repurchase option as of 2024, subject to prior approval from the Central Bank of Brazil.

The Company will request approval from the Central Bank of Brazil for these Financial Bills to be included as Tier 2 of the Capital of the Company’s Regulatory Capital, with an estimated impact of

0.26 p.p. on its Tier 2 capitalization ratio.

São Paulo (SP), November 11, 2019.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations

Notes:

- This announcement to the market should not be construed as an offer to sell or a request to purchase Financial Bills; neither should these Financial Bills be sold in any jurisdiction where this offer, request or sale is illegal.

- This report on Form 6-K shall be deemed to be incorporated by reference into the Preliminary Final Terms, dated November 7, 2019.